UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48886

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: VIII Capital Corp.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Adelaide Street West, Suite 2900
(No. and Street)

Toronto	Ontario, Canada	M5H 1S3
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Conrad Beyleveldt	(647) 428-2848	cbeyleveldt@viiicapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

333 Bay Street, Suite 4600	Toronto, Ontario	Canada	M5H 2S5
(Address)	(City)	(State)	(Zip Code)

05/14/2004	85
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Conrad Beyleveldt</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>VIII Capital Corp.</u>, as of <u>12/31</u>, 2 <u>023</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Martin Elliot Wintraub
Barrister & Solicitor
Notary Public & Commissioner
For taking oaths in and for the Province of Ontario.
My commission is of unlimited duration.
No legal advice given.

RED SEAL NOTARY INC.
25 Adelaide St. East #100
Toronto, ON M5C 3A1
(888) 922-7325
www.redsealnotary.com

Signature: _Jamadeylevelel._

Title: _____
Chief Financial Officer

Notary Public *March 14, 2024 at Toronto, Ontario*

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a st... comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.1...
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Statement of Financial Condition
(Expressed in U.S. Dollars)

VIII CAPITAL CORP.
(A Wholly Owned Subsidiary of Eight Merchant Capital)

As at December 31, 2023

With Report of Independent Registered Accounting Firm



KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818
www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Sole Director VIII Capital Corp.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of VIII Capital Corp. (the Corporation) as of December 31, 2023, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Corporation as of December 31, 2023 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Corporation's auditor since 2017.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
March 13, 2024

VIII CAPITAL CORP.

(A Wholly Owned Subsidiary of Eight Merchant Capital)

Statement of Financial Condition
(Expressed in U.S. Dollars)
As at December 31, 2023

Assets

Cash	$	980,589
Receivable from clearing broker (note 2(b))		272,966
Interest receivable		4,280
Prepaid expenses		18,320
Total assets	$	1,276,155

Liabilities and Stockholder's Equity

Liabilities:		
Due to related parties (note 5)	$	45
Accounts payable and accrued liabilities		51,752
Subordinated loan (note 4)		100,000
Total liabilities		151,797
Stockholder's equity:		
Share Capital (note 3)		1,500,000
Deficit		(375,642)
Total stockholder's equity		1,124,358
Total liabilities and stockholder's equity	$	1,276,155

See accompanying notes to the statement of financial condition.

VIII Capital Corp. (the "Corporation") is incorporated under the Ontario Business Corporations Act.

The Corporation is subject to regulation by the Financial Industry Regulatory Authority, Inc. ("FINRA") and pursuant to United States Securities and Exchange Commission ("SEC") Rule 15c3-3 is exempt under subparagraph (k)(2)(ii) as the Corporation is required to clear all client transactions on a fully disclosed basis through a FINRA registered clearing firm. The Corporation clears transactions for customers through National Financial Services LLC (the "clearing broker") and accordingly, the Corporation does not hold customer funds or safe-keep customer securities.

1. **Significant accounting policies:**

    (a) Basis of presentation:

    The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are presented in US Dollars, which is the Corporation's functional and presentation currency.

    (b) Cash:

    Cash includes cash on deposit with Canadian financial institutions.

    (c) Receivable from clearing broker:

    Accounts receivable arise when the Corporation has an unconditional right to receive payment under a contract and derecognized when the cash is received.

    (d) Commission revenue:

    The Corporation recognizes commission revenue from securities trade execution on a trade date basis as the related services are performed. This depicts the transfer of promised goods or services to customers' in an amount that reflects the consideration which the Corporation expects to be entitled to in exchange for those goods or services. Financial Accounting Standards Board ("FASB") ASU No. 2014-09, Revenue from Contracts with Customers, Accounting Standards Codification Topic 606 requires the Corporation to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the Corporation satisfies a performance obligation. In determining the transaction price, the Corporation may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

1. **Significant accounting policies (continued):**

(e)   Foreign currency translation:

Monetary assets and liabilities denominated in foreign currency are translated into U.S. dollars at year-end exchange rates and non-monetary items are translated at rates of exchange in effect when the assets were acquired, or obligations incurred. Revenue and expenses earned/incurred in foreign currency are translated at average rates of exchange in effect during the year. Realized and unrealized foreign exchange gains and losses are recorded in income in the year in which they occur.

(f)   Clearing charges:

Clearing charges are recorded on the date the Corporation's service is provided to the customer (see note 1(d)).

(g)   Income taxes:

The Corporation follows the asset and liability method of accounting for corporate income taxes. Under this method, deferred income tax assets and liabilities represent the differences between the carrying amounts of assets or liabilities and their value for tax purposes. These deferred tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which differences are expected to be recovered or settled. Deferred tax assets related to tax loss carry-forwards are recorded when it is more likely than not that future taxable income will be available to absorb these losses. Changes in deferred income taxes related to changes in tax rates are recognized in income in the year in which the changes are enacted.

(h)   Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

2. **Financial instruments:**

(a) Foreign Currency Risk

The Corporation is exposed to foreign currency risk associated with its Canadian Dollar denominated cash and accounts payable and accrued liabilities that will be settled in Canadian Dollars.

VIII CAPITAL CORP.
(A Wholly Owned Subsidiary of Eight Merchant Capital)
Notes to Statement of Financial Condition (continued)
(Expressed in US Dollars)
December 31, 2023

2. **Financial instruments (continued):**

   (b) Credit risk:

   Credit risk is the risk that counterparties to transactions will not fulfill their obligations. The Corporation manages its counterparty credit risk by dealing with counterparties of high credit quality and by managing individual counterparty exposure. During the year, the Corporation's most significant counterparty concentrations were with a single Canadian financial institution in the form of cash. Management has assessed the risk associated with this level of concentration to be low. In addition, in accordance with the agreement with the clearing broker, the Corporation has lodged a cash comfort deposit with the clearing broker of $250,000 which is included in Receivable from clearing broker in the Statement of Financial Condition.

   (c) Fair values of financial instruments:

   The fair values of financial instruments approximate their carrying amounts due to the imminent or short-term maturity of these financial instruments.

3. **Share Capital:**

Authorized:		
Unlimited common shares without par value		
Issued and outstanding:		
1,500,001 common shares	$	1,500,000

4. **Subordinated loan:**

   The loan is subordinated to the claims of the general creditors of the Corporation and has been issued pursuant to the standard uniform subordinated loan agreement in the form required by FINRA. The Corporation issued a non-interest bearing subordinated loan, due on May 13, 2024 to Eight Merchant Capital (the "Parent"), effective April 10, 2023 for cash proceeds of $100,000 (see note 5). The Corporation has not had any defaults of principal, interest or other breaches with respect to the subordinated loan.

5. **Related party transactions and balances:**

   The Corporation, the Parent and Eight Capital (the "Affiliate") are under common ownership and management controls. This could result in the Corporation's operating results or financial position being significantly different than those that would have been presented if the Corporation was autonomous.

(Expressed in US Dollars)

5. Related party transactions and balances (continued):

On April 10, 2023, the Corporation issued a non-interest bearing subordinated loan to the Parent (see note 4). There are no additional amounts outstanding between the Corporation and the Parent at December 31, 2023. $45 is due by the Corporation to the Affiliate at December 31, 2023.

6. Regulatory requirements:

The Corporation is subject to SEC Uniform Net Capital Rule ("Rule 15c3-1"). The Corporation is required to maintain minimum net capital of the greater of $100,000 or 6.667% of aggregate indebtedness. At December 31, 2023, the Corporation had a net capital of $1,147,410 which was $1,047,410 in excess of the required net capital.

7. Income tax recovery:

For Canadian tax purposes, the Corporation files a Canadian dollar tax return in Canada.
As at December 31, 2023, the Corporation has non-capital tax losses of $59,187 available to reduce future taxable income, the benefits of which have not been recognized. If not utilized, these losses will expire in 2043.

8. Contingencies and commitments:

From time to time, in connection with its operations, the Corporation may be named as a defendant in actions for damages and costs. On an on-going basis, the Corporation assesses the likelihood of any adverse judgments or outcomes in these matters, as well as ranges on probable losses and costs. A determination of the provision required, if any, for these contingencies is made after analysis of each action.

In the normal course of operations, the Corporation provides indemnifications, which are often standard contractual terms, to counterparties in transactions such as service agreements and purchases of goods. Under these agreements, the Corporation agrees to indemnify the counterparty against loss or liability arising from the acts or omissions of the Corporation in relation to the agreement. The nature of the indemnifications in these agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount that the Corporation could be required to pay such counterparties.

9. Subsequent events:

The Corporation has evaluated the effects of events that have occurred subsequent to December 31, 2023 through to the date these financial statements were issued. The Corporation has determined there are no subsequent events that impact or require disclosure in these financial statements.